Via Facsimile and U.S. Mail
Mail Stop 4720

February 19, 2010

Mr. Steven E. English
Chief Financial Officer
State Auto Financial Corporation
518 East Broad Street
Columbus, Ohio   43215

Re: **State Auto Financial Corp.**
        Form 10-K for the Fiscal Year Ended December 31, 2008
        Filed on March 13, 2009
        Form 10-Q for the Quarterly Period ended June 30, 2009
        Filed on August 6, 2009
        File No. 000-19289

Dear Mr. English:

        We have completed our review of your Form 10-K and of your Form 10-Q and have no further comments at this time.

                                        Sincerely,

                                        Gus Rodriguez
                                        Accounting Branch Chief